

September 13, 2022

Anqiang Chen
Financial Controller
Tuniu Corporation
Tuniu Building No. 32
Suningdadao, Xuanwu District
Nanjing, Jiangsu Province 210042
The People's Republic of China

      Re: Tuniu Corporation
          Form 20-F for Fiscal Year Ended December 31, 2021
          File No. 001-36430

Dear Mr. Chen:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2021

Item 3. Key Information
Our Holding Company Structure and Contractual Arrangements with the VIE, page 3

1.   Please explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. In addition, please expand your disclosure to state that investors may never hold equity interests in the Chinese operating company and acknowledge that Chinese regulatory authorities could disallow the VIE structure, which would likely result in a material change in your operations and/or a material change in the value of your ADSs, including that it could cause the value of such securities to significantly decline or become worthless.

2.   Please expand your disclosure to address how recent statements and regulatory actions by

China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Permissions Required from the PRC Authorities for Our Operations, page 4

3. Please expand your disclosure to state whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE's operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

The Holding Foreign Companies Accountable Act, page 4

4. We note your disclosure on page 33 that you expect to be identified as a "Commission Identified Issuer" shortly after the filing of this annual report on Form 20-F. Please update your disclosure to state that you have been included in the list of issuers identified under the HFCAA.

D. Risk Factors, page 11

5. Please revise the order of your Summary of Risk Factors and subsequent Risk Factor section to place the 'Risks Related to Our Corporate Structure' and 'Risks Related to Doing Business in China' as the first two risk factors.

Risks Related to Our Corporate Structure, page 27

6. Please revise to include a risk factor that describes the significant liquidity risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. Please also include a cross-reference to this risk factor in your Summary of Risk Factors.

Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations ..., page 27

7. Revise your risk factor to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your ADSs may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Shannon Buskirk, Staff Accountant, at 202-551-3717 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation